SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

_______________________

BioLineRx Ltd.
 (Translation of Registrant’s name into English)

_______________________

P.O. Box 45158
19 Hartum Street
Jerusalem 91450, Israel
 (Address of Principal Executive Offices)

_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☑

Further to its Current Report on Form 6-K dated October 13, 2011, the Registrant announces the following results of its Annual General Meeting of  Shareholders which was held on November 17, 2011 at 11:00 a.m. (Israel time):

In respect of Proposal 1 - A majority of the shareholders who participated in the Meeting and voted either in person or by proxy, voted in favor of the election of  Aharon Schwartz, Rafi Hofstein, Michael Anghel and Yakov Friedman, as directors for the coming year, until the next general meeting of the Registrant’s shareholders.

In respect of Proposal 2 - A majority of the shareholders who participated in the Meeting and voted either in person or by proxy, voted in favor of the appointment of Kesselman & Kesselman, Certified Public Accountant (Isr.), a member of PricewaterhouseCoopers International Limited, as the independent public auditors of the Registrant for the year ending December 31, 2011 and authorized the Board of Directors to fix the compensation of said auditors in accordance with the amount and nature of their services, or to delegate such power to the Audit Committee of the Registrant's Board of Directors.

In respect of Proposal 3 - A majority of the shareholders who participated in the Meeting and voted either in person or by proxy, voted in favor of the requested amendments to the Registrant's Articles of Association related to indemnification and insurance of directors and officers of the Registrant.

In respect of Proposal 4 - A majority of the shareholders who participated in the Meeting and voted either in person or by proxy, voted in favor of a revised form of indemnification letter (enclosed as Annex 1 to the proxy statement sent to the shareholders) that will be issued by the Registrant to the directors and officers of the Registrant.

This report on Form 6-K is being incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.
By:	/s/ Philip Serlin
Philip Serlin
Chief Financial Officer and Operating Officer

Dated: November 21, 2011